SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                       SCHEDULE 13D/A7 (Amendment No. 7)*
                    Under the Securities Exchange Act of 1934

                       LIGAND PHARMACEUTICALS INCORPORATED
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                   53220K 20 7
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                                 (CUSIP Number)

                                William F. Daniel
                              Elan Corporation, plc
                                  Lincoln House
                                  Lincoln Place
                                Dublin 2, Ireland
                                (353) 1-709-4000

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 28, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No. 53220K 20 7

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1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Elan Corporation, plc
          I.R.S. Employer Identification No.: NA
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /
                                                              (b) / /
          N/A
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3         SEC USE ONLY

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4         SOURCE OF FUNDS

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          WC
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)  N/A

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Ireland
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                             7         SOLE VOTING POWER

        NUMBER OF                      5,835,771
          SHARES             ___________________________________________________
       BENEFICIALLY          8         SHARED VOTING POWER
         OWNED BY
           EACH                        None
        REPORTING            ___________________________________________________
       PERSON WITH           9         SOLE DISPOSITIVE POWER

                                       5,835,771
                             ___________________________________________________
                             10        SHARED DISPOSITIVE POWER

                                       None
________________________________________________________________________________
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,835,771
________________________________________________________________________________
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                          / /
________________________________________________________________________________
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.4% (based upon 69,267,262 shares of common stock of Ligand Pharmaceuticals Incorporated outstanding as of April 30, 2003)
________________________________________________________________________________
14        TYPE OF REPORTING PERSON

          CO
________________________________________________________________________________

Item 1. Security and Issuer.

     This Amendment No. 7 amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on January 6, 1999, as amended by the
Schedule 13D/A1 filed with the Commission on July 27, 1999, as amended by the
Schedule 13D/A2 filed with the Commission on July 29, 1999, as amended by the
Schedule 13D/A3 filed with the Commission on September 10, 1999, as amended by the Schedule 13D/A4 filed with the Commission on December 17, 1999, as amended by Schedule 13D/A5 filed with the Commission September 11, 2000, as amended by
Schedule 13D/A6 filed with the Commission on March 22, 2002 (as so amended, this "Schedule 13D"), with respect to the Common Stock, $0.001 par value per share ("Common Stock"), of Ligand Pharmaceuticals Incorporated (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 10275 Science Center Drive, San Diego, California 92121-1117.

Item 5. Interest in Securities of the Issuer.

     Item 5 (a) of the Schedule 13D is restated in its entirety as follows:

     (a) Elan is the beneficial owner of 5,835,771 shares of Common Stock, or approximately 8.4% of the outstanding shares of Common Stock (based upon 69,267,262 shares of Common Stock outstanding as of April 30, 2003). To the best knowledge of Elan, no other person named in Item 2 of this Schedule 13D owns any shares of Common Stock.

     (c) Elan sold 6,400,000 shares of Common Stock on May 28, 2003 at a price of $11.40 per share in a transaction exempt from registration under the Securities Act of 1933 (the "Act") pursuant to Rule 144 promulgated under the Act and Elan sold 2,222,222 shares of Common Stock to the Issuer on November 12, 2002 at a price of $9.00 per share.

Item 7. Items to be Filed as Exhibits.

Exhibit 1* Securities Purchase Agreement, dated as of November 6, 1998, by and among Elan Corporation, plc ("Elan"), Elan International Services, Ltd. ("EIS") and Ligand Pharmaceuticals Incorporated (the "Issuer").

Exhibit 2* Development, License and Supply Agreement, dated as of November 9, 1998, by and between Elan and the Issuer.

Exhibit 3* Letter Agreement, dated as of August 13, 1999, between Elan, EIS and the Issuer.

Exhibit 4* Amendment to Development, License and Supply Agreement, dated as of August 20, 1999, between Elan and the Issuer.


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*    Previously filed.

                                    Signature


     The undersigned certifies that, after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this statement is true, complete and correct.

June 17, 2003

                               ELAN CORPORATION, PLC


                               By: /s/ William F. Daniel
                                   -------------------------------------------
                                   Name:  William F. Daniel
                                   Title: Executive Vice President
                                          and Company Secretary

                                  Exhibit Index


Exhibit No.                       Exhibit
-----------                       -------

1* Securities Purchase Agreement, dated as of November 6, 1998, by and among Elan Corporation, plc ("Elan"), Elan International Services, Ltd. ("EIS") and Ligand Pharmaceuticals Incorporated (the "Issuer").

2* Development, License and Supply Agreement, dated as of November 9, 1998, by and between Elan and the Issuer.

3* Letter Agreement, dated as of August 13, 1999, between Elan, EIS and the Issuer.

4* Amendment to Development, License and Supply Agreement, dated as of August 20, 1999, between Elan and the Issuer.


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*    Previously filed.